Notice to ASX/LSE Rio Tinto investing for a stronger, more diversified portfolio 4 December 2024 Rio Tinto will today hold its 2024 Investor Seminar in London, where it will provide updates on its strategy of investing for a stronger, more diversified and growing portfolio to ensure the long-term delivery of attractive shareholder returns. Rio Tinto Chief Executive Jakob Stausholm said: “We have all the building blocks we need to become a global leader in energy transition materials, and we have a clear plan for a decade of profitable growth. “We remain focused on our four objectives which ensure our progress is aligned with societies’ interests. We are moving the dial on impeccable ESG, our ability to excel in development and we continue to deepen our social licence, while we intensify our efforts to become Best Operator to ensure we can deliver growth safely, efficiently and profitably for our stakeholders. “As we ramp up the Oyu Tolgoi underground copper mine, deliver the Simandou high-grade iron ore project in Guinea, and build out our lithium business through the proposed acquisition of Arcadium1, we are underwriting a decade of profitable growth. We plan to utilise our strong balance sheet to unlock and accelerate Arcadium’s tier one projects, timed to meet future demand growth. “We have reached a new era in our decarbonisation journey. This year we have committed to carbon abatement projects representing more than 3 million tonnes of annual emissions, accelerating our progress toward our targets while also investing for the necessary net zero breakthroughs. “We are executing our strategy of delivering a stronger, more diversified, and growing business, underpinned by our belief in the demand for materials which are essential for the global energy transition. With improved performance we can afford both growth and our decarbonisation, and continue our dividend policy and practice while preserving a strong balance sheet.” Executives will detail progress made in 2024 and outline their ambition for a period of sustained growth over three time horizons until 2033, with an expected Compound Annual Growth Rate of ~3%. Progress in shaping Rio Tinto’s portfolio for the future includes: • Iron Ore: Driving a system wide improvement at our cornerstone Pilbara business to achieve Best Operator. Our Safe Production System has been rolled out across all iron ore operating assets and is on track to deliver a further 5 million tonne year-on-year uplift in 2024 and 2025, a cumulative 15 million tonne uplift over three years. • Aluminium: We have stabilised our assets and have a clear pathway to deliver greater returns through growth and decarbonisation. • Copper: Targeting annual production of 1 million tonnes of copper by the end of this decade underpinned by an increase in output from Oyu Tolgoi in Mongolia where production is expected to increase more than 50% next year. EXHIBIT 99.5

- **Minerals:**
  - Potential to accelerate investment in near-term production assets of Arcadium in Argentina and Canada following completion of the transaction.
  - Advancing the Rincon 3000 starter project in Argentina which delivered first lithium[2] last week ahead of a final investment decision for the full 60,000 tonne per annum[3] Rincon project expected by year-end.
- **Simandou**: Significant progress in construction of mine, port and rail infrastructure at Simandou in Guinea, which remains on-track for first ore next year and to reach full capacity by 2028.
- **Decarbonisation**: Substantial progress has been made toward meeting our targets[4]. Guidance of capital spending on decarbonisation projects to 2030 is maintained at $5 to $6 billion (lower end).

Production guidance across Rio Tinto's portfolio is being released for 2025.

Production guidance - Rio Tinto share unless otherwise stated	**2024**	**2025**
Pilbara iron ore[5] (shipments, 100% basis) (Mt)	323 – 338	323 – 338
Copper		
Mined copper[6] (consolidated basis) (kt)	660 - 720	780 - 850[7]
Aluminium		
Bauxite (Mt)	53 – 56	57 – 59
Alumina (Mt)	7.0 – 7.3	7.4 – 7.8
Aluminium (Mt)	3.2 – 3.4	3.25 – 3.45
Minerals		
Titanium dioxide slag (Mt)	0.9 – 1.1	1.0 – 1.2
IOC pellets and concentrate[8] (Mt)	9.8 – 11.5	9.7 – 11.4
Boric acid equivalent (Mt)	~0.5	~0.5

Capex guidance	**2024**	**2025**	**Mid-term (per year)**
Total Group	~$9.5bn	~$11.0bn	~$10-11.0bn

The presentation slides and the live webcast, which begins at 0800 GMT | 1900 AEDT, can be accessed at https://www.riotinto.com/en/invest/investor-seminars.

1. *Rio Tinto's acquisition of Arcadium Lithium plc is conditional upon approval by Arcadium Lithium shareholders and the Royal Court of Jersey and customary regulatory approvals and other closing conditions. Closing is expected in mid-2025.*
2. *First battery grade lithium production expected in 2025.*
3. *Subject to the receipt of permits. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation.*
4. *Reduction of Scope 1 and 2 emissions of 50% by 2030 and net zero emissions by 2050.*
5. *Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage.*
6. *Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida.*
7. *For 2025, we are updating our methodology to report copper production as a single metric.*
8. *Iron Ore Company of Canada.*

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com